Exhibit 1.1

Summary Description of LSI Logic Corporation 2005 Semiconductor Incentive Plan

On April 1, 2005, the Compensation Committee of the Board of Directors of LSI Logic Corporation (the “Company”) adopted the 2005 Semiconductor Incentive Plan (the “2005 Semiconductor Plan”) for the semiconductor segment of the Company. The funding of the bonus pool under the 2005 Semiconductor Plan is determined using multiples of operating income and incremental revenue for the semiconductor segment for fiscal year 2005. A specified fixed percentage of operating income and incremental revenue is used to fund the incentive bonus pool. An additional incentive is added if gross margin exceeds the targeted levels. The bonus pool will be a minimum of 75% of targeted funding and a maximum of 200% of targeted funding. However, no bonus pool is funded unless operating income and incremental revenue equal or exceed the specified threshold amounts. In no event will the incentive pools exceed 7.5% of operating income.